Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2022 Results

Highlights

  Net business wins in the quarter of $2,350 million; a net book to bill of 1.20. Full year net business wins of $9,450 million; a net book to bill of 1.22.
  Closing backlog in the quarter of $20.7 billion, an increase of 2.4% on quarter three 2022 or an increase of 8.7% on quarter four 2021.
  Quarter four revenue of $1,962 million, representing an increase of 4.3% on quarter four 2021 adjusted revenue and 7.6% on a constant currency organic basis. Full year revenue of $7,741.4 million, representing an increase of 41.2% on full year 2021 revenue or 45.4% on a constant currency basis.
  Record quarter four adjusted EBITDA1 of $405 million or 20.6% of revenue, an increase of 21.8% on quarter four 2021. Full year adjusted EBITDA of $1,479.5 million or 19.1% of revenue, an increase of 52.5% on full year 2021.
  GAAP net income attributable to the Group for quarter four of $117.4 million or $1.42 per diluted share. Full year GAAP net income attributable to the Group of $505.3 million or $6.13 per diluted share.
  Adjusted net income1 attributable to the Group for quarter four of $257.7 million or $3.13 per diluted share, an increase of 19% on prior year quarter four. Full year adjusted net income attributable to the Group of $968.7 million or $11.75 per diluted share, an increase of 21.8% on full year 2021.
  $200 million repayment made on Term Loan B debt during quarter four, bringing full year repayments to $800 million. Net debt balance of $4.4 billion with net debt to adjusted EBITDA ratio of 2.9x. Hedging solution finalized resulting in proportion of fixed debt amounting to circa 60% of total debt, providing greater certainty on interest expenses going forward.
  Full year 2023 revenue guidance reaffirmed in the range of $7,940 - $8,340 million, representing a year over year increase of 2.6% to 7.7%, and full year 2023 adjusted earnings per share1 guidance in the range of $12.40 - $13.05, representing a year over year increase of 5.5% to 11.1%. Adjusted earnings per share to exclude amortization, stock compensation, foreign exchange, restructuring and transaction-related / integration-related adjustments.

DUBLIN, Ireland--(BUSINESS WIRE)--February 22, 2023--ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the fourth quarter and year ended December 31, 2022.

CEO, Dr. Steve Cutler commented, “ICON continued its positive momentum in the fourth quarter of 2022, with 7.6% constant currency revenue growth year over year, and delivering on our full-year financial outlook in a dynamic market environment. We saw solid demand across our portfolio of services, resulting in backlog growth of 8.7% on a year over year basis. The combination of strong underlying operational performance and focused cost management delivered outstanding adjusted EBITDA1 growth of 22% and adjusted earnings per share1 growth of 19% on a year-over-year basis in quarter four.

As we turn to 2023, demand for our services has continued as we remain focused on meeting the evolving needs of our customers and further invest in our comprehensive offering to deliver enhanced outcomes in clinical development. As such, we are reaffirming our previously announced financial outlook for the full year 2023, with revenue guidance in the range of $7,940 - $8,340 million and adjusted earnings per share1 guidance in the range of $12.40 - $13.05.”

Fourth Quarter 2022 Results

Gross business wins in the quarter were $2,705 million and cancellations were $355 million. This resulted in net business wins of $2,350 million and a book to bill of 1.20.

Revenue for quarter four was $1,962 million. This represents an increase of 4.3% on prior year adjusted revenue or 7.6% on a constant currency organic basis.

GAAP net income attributable to the Group was $117.4 million resulting in $1.42 diluted earnings per share in quarter four 2022 compared to $0.92 diluted earnings per share in quarter four 2021. Adjusted net income1 attributable to the Group for the quarter was $257.7 million resulting in an adjusted diluted earnings per share1 of $3.13 compared to $2.63 per share in quarter four 2021.

Adjusted EBITDA1 for quarter four was $405 million or 20.6% of revenue, a year on year increase of 21.8%.

Full Year 2022 Results

Gross business wins were $10,991 million and cancellations were $1,542 million. This resulted in net business wins of $9,450 million and a book to bill of 1.22.

Full year revenue was $7,741.4 million. This represents an increase of 41.2% on prior year revenue or 45.4% on a constant currency basis.

GAAP net income attributable to the Group was $505.3 million resulting in GAAP diluted earnings per share of $6.13 for the full year 2022 compared to $2.25 GAAP diluted earnings per share for the full year 2021. Adjusted net income1 attributable to the Group was $968.7 million resulting in an adjusted diluted earnings per share1 of $11.75 compared to $9.65 per share for the equivalent prior year period.

Adjusted EBITDA1 was $1,479.5 million or 19.1% of revenue, a year on year increase of 52.5%.

Cash generated from operating activities for the year was $563.3 million. During the year, $142.2 million was spent on capital expenditure. At December 31, 2022, the Group had cash and cash equivalents of $288.8 million, compared to cash and cash equivalents of $609.2 million at September 30, 2022 and $752.2 million at December 31, 2021. During the year, $800 million of Term Loan B payments were made resulting in a net indebtedness balance of $4.4 billion at December 31, 2022.

Other Information

Colin Shannon resigned from the Board of Directors in December 2022, having served as a non-executive director since the completion of the PRA Health Sciences transaction in July 2021. Ciaran Murray, Chairman of the Board, commented, “I would like to thank Colin for his service to ICON, and his support and contribution to the integration of ICON and PRA.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income attributable to the Group and adjusted diluted earnings per share attributable to the Group. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on February 23, 2023 at 08:00 EST [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,100 employees in 111 locations in 53 countries as at December 31, 2022. For further information about ICON, visit: www.iconplc.com.

[1]

Refer to “Other Information” for a discussion of the Company’s use of non-GAAP financial measures, and to “Reconciliation of Non-GAAP Measures” for reconciliations of non-GAAP results to applicable GAAP results. Our full-year 2023 guidance adjusted earnings per share measures are provided on a non-GAAP basis because the Company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the Company is unable to address the probable significance of the unavailable information.

Source: ICON plc

ICON/ICLR-F

ICON plc CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021 (UNAUDITED)

	Three Months Ended		Twelve Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	(in thousands except share and per share data)

Revenue	$1,962,002	$1,885,121	$7,741,386	$5,480,826

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,380,679	1,357,303	5,527,045	3,972,612
Selling, general and administrative expense	226,753	202,716	778,753	585,330
Depreciation and amortization	142,228	139,670	569,513	314,987
Transaction and integration-related expenses	10,725	15,954	39,695	198,263
Restructuring	(1,747)	24,943	31,143	31,105

Total costs and expenses	1,758,638	1,740,586	6,946,149	5,102,297

Income from operations	203,364	144,535	795,237	378,529
Interest income	618	78	2,345	574
Interest expense	(75,185)	(52,839)	(229,731)	(182,423)

Income before provision for income taxes	128,797	91,774	567,851	196,680
Provision for income taxes	(10,859)	(14,616)	(59,411)	(41,334)

Income before share of earnings from equity method investments	117,938	77,158	508,440	155,346
Share of equity method investments	(493)	(690)	(3,136)	(2,161)

Net income attributable to the Group	$117,445	$76,468	$505,304	$153,185

Net income per Ordinary Share attributable to the Group:

Basic	$1.44	$0.94	$6.20	$2.28
Diluted	$1.42	$0.92	$6.13	$2.25

Weighted average number of Ordinary Shares outstanding:

Basic	81,683,430	81,488,189	81,532,320	67,110,186
Diluted	82,452,097	82,827,674	82,468,363	68,068,311

ICON plc CONDENSED CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2022 AND DECEMBER 31, 2021 UNAUDITED

	December 31, 2022	December 31, 2021
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$288,768	$752,213
Available for sale investments	1,713	1,712
Accounts receivable, net of allowance for credit losses	1,731,388	1,342,770
Unbilled revenue	957,655	623,121
Other receivables	63,658	56,760
Prepayments and other current assets	137,094	114,323
Income taxes receivable	48,790	50,299
Total current assets	3,229,066	2,941,198

Non-current Assets:
Property, plant and equipment, net	350,320	336,444
Goodwill	8,971,670	9,037,931
Intangible assets	4,278,659	4,710,843
Operating right-of-use assets	153,832	198,123
Other receivables	70,790	70,557
Income taxes receivable	21,380	18,637
Deferred tax asset	76,930	48,392
Equity method investments	—	2,373
Investments in equity- long term	32,631	22,592
Total Assets	$17,185,278	$17,387,090
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$81,194	$90,764
Unearned revenue	1,507,449	1,323,961
Other liabilities	1,005,025	949,629
Income taxes payable	41,783	59,433
Current bank credit lines and loan facilities	55,150	55,150
Total current liabilities	2,690,601	2,478,937
Non-current Liabilities:
Non-current bank credit lines and loan facilities	4,599,037	5,381,162
Lease liabilities	131,644	159,483
Non-current other liabilities	38,260	42,596
Non-current income taxes payable	239,188	172,109
Deferred tax liability	988,585	1,085,976
Total Liabilities	8,687,315	9,320,263

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
81,723,555 shares issued and outstanding at December 31, 2022 and 81,554,683 shares issued and outstanding at December 31, 2021.	6,649	6,640
Additional paid‑in capital	6,840,306	6,733,910
Other undenominated capital	1,162	1,134
Accumulated other comprehensive income	(171,538)	(90,937)
Retained earnings	1,821,384	1,416,080
Total Shareholders' Equity	8,497,963	8,066,827
Total Liabilities and Equity	$17,185,278	$17,387,090

ICON plc CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021 (UNAUDITED)

	Twelve Months Ended
	December 31, 2022	December 31, 2021
	(in thousands)
Cash flows from operating activities:
Net income	$505,304	$153,185
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	569,513	314,987
Impairment of long lived assets	28,767	20,037
Reduction in carrying value of operating right-of-use assets	45,215	45,339
Loss on equity method investments	3,136	2,161
Amortization of financing costs and debt discount	17,749	12,890
Stock compensation expense	70,523	133,844
Loss on extinguishment of debt	—	14,434
Deferred taxes	(124,985)	(60,616)
Unrealised FX	(13,009)	(6,054)
Loss on issuance of debt	—	59,460
Other non-cash items	11,324	4,480
Changes in assets and liabilities:
Accounts receivable	(420,695)	113,513
Unbilled revenue	(332,592)	(17,656)
Unearned revenue	192,944	(69,121)
Other net assets	10,121	108,259
Net cash provided by operating activities	563,315	829,142
Cash flows from investing activities:
Purchase of property, plant and equipment	(142,160)	(93,750)
Purchase of subsidiary undertakings	—	(5,914,475)
Purchase of equity method investments	—	(2,450)
Loan to equity method investment	—	(10,000)
Sale of available for sale investments	481	497
Purchase of available for sale investments	(482)	(480)
Proceeds from investments in equity – long term	1,906	500
Purchase of investments in equity - long term	(5,612)	(4,077)
Net cash used in investing activities	(145,867)	(6,024,235)
Cash flows from financing activities:
Financing costs	—	(30,328)
Proceeds from exercise of equity compensation	35,844	118,589
Share issue costs	(17)	(853)
Repurchase of ordinary shares	(99,983)	—
Share repurchase costs	(17)	—
Drawdown of bank credit lines and loan facilities	75,000	5,905,100
Repayment of bank credit lines and loan facilities	(875,000)	(877,780)
Net cash used in financing activities	(864,173)	5,114,728
Effect of exchange rate movements on cash	(16,720)	(7,727)
Net (decrease)/ increase in cash and cash equivalents	(463,445)	(88,092)
Cash and cash equivalents at beginning of period	752,213	840,305
Cash and cash equivalents at end of period	$288,768	$752,213

ICON plc RECONCILIATION OF NON-GAAP MEASURES FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021 (UNAUDITED)

	Three Months Ended		Twelve Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	(in thousands except share and per share data)

Adjusted revenue
Revenue, as reported	$1,962,002	$1,885,121	$7,741,386	$5,480,826
Acquisition related deferred revenue adjustment (a)	—	(4,000)	—	—
Adjusted revenue	$1,962,002	$1,881,121	$7,741,386	$5,480,826

Adjusted EBITDA
Net income attributable to the Group	$117,445	$76,468	$505,304	$153,185
Share of equity method investments	493	690	3,136	2,161
Provision for income taxes	10,859	14,616	59,411	41,334
Net interest expense (b)	74,567	52,761	227,386	181,849
Depreciation and amortization	142,228	139,670	569,513	314,987
Stock-based compensation expense (c)	15,047	19,410	69,889	61,397
Foreign currency losses (gains), net (d)	35,399	(7,968)	(25,997)	(14,314)
Acquisition related deferred revenue adjustment (a)	—	(4,000)	—	—
Restructuring (e)	(1,747)	24,943	31,143	31,105
Transaction-related / integration-related costs (f)	10,725	15,954	39,695	198,263
Adjusted EBITDA	$405,016	$332,544	$1,479,480	$969,967

Adjusted net income attributable to the Group and adjusted diluted net income per Ordinary Share attributable to the Group
Net income attributable to the Group	$117,445	$76,468	$505,304	$153,185
Provision for income taxes	10,859	14,616	59,411	41,334
Amortisation	114,969	114,888	463,087	239,503
Stock-based compensation expense (c)	15,047	19,410	69,889	61,397
Foreign currency losses (gains), net (d)	35,399	(7,968)	(25,997)	(14,314)
Restructuring (e)	(1,747)	24,943	31,143	31,105
Acquisition related deferred revenue adjustment (a)	—	(4,000)	—	—
Transaction-related / integration-related costs (f)	10,725	15,954	39,695	198,263
Transaction-related financing costs (g)	4,205	8,484	17,814	86,736
Adjusted tax expense (h)	(49,174)	(44,798)	(191,667)	(130,791)
Adjusted net income attributable to the Group	$257,728	$217,997	$968,679	$666,419

Diluted weighted average number of Ordinary Shares outstanding	82,452,097	82,827,674	82,468,363

Adjusted diluted net income per Ordinary Share attributable to the Group	$3.13	$2.63	$11.75	$9.65

(a)

Acquisition related deferred revenue adjustment represents non-cash adjustments resulting from the revaluation of deferred revenue and the subsequent charge to revenue in connection with business combinations

(b)	Net interest expense includes losses on modification or extinguishment of debt.
(c)	Stock-based compensation expense represents the amount of recurring non-cash expense related to the Company’s equity compensation programs (inclusive of employer related taxes).
(d)

Foreign currency losses (gains), net relates to gains or losses that arise in connection with the revaluation of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.

(e)

Restructuring charges incurred relate to charges incurred in connection with the termination of leases at locations that are no longer being used and amounts incurred in connection with the elimination of redundant positions within the organization.

(f)

Transaction-related / integration-related costs include expenses/credits associated with our acquisitions, share-based compensation expense related to the acceleration of share-based compensation awards and replacement share-based awards, contingent consideration valuation adjustments, and any other costs incurred directly related to the integration of these acquisitions.

(g)

Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from Adjusted EBITDA and Adjusted Net Income because they result from financing decisions rather than from decisions made related to our ongoing operations.

(h)	Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

Contacts

Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
http://www.iconplc.com